David Bradford - Founder and Chairman of the Board at FluentWorlds
www.davidbradford.com



David Bradford is a proven business leader with over 35 years of experience in the computer industry. He was previously CEO of not one but two of America's 50 fastest growing technology companies: Fusion-io and HireVue. He is now taking that business acumen to the world of 3D language learning with FluentWorlds.

David prides himself as a CTO - Chief Talent Officer. Among those he has brought into his companies as employees or advisors are Steve Wozniak, inventor of the Apple Computer; Nolan Bushnell, the father of video gaming; Larry King, America's most famous TV interviewer; Steve Young, NFL Hall of Famer; and Jimmer Fredette, MVP Foreign Player of the China Basketball Association.

While CEO and Chairman of HireVue, David helped increase sales over 200% and raise $47 million in capital, leading the company to win the prestigious HR Product of the Year Award and become the de facto standard in digital interviewing.

While CEO and Chairman of Fusion-io (NYSE: FIO), a software systems company, David sourced and brought together an S-1 ready management team, helped raise over $100 million in growth equity and secured strategic partnerships with IBM, HP and Samsung. Under his leadership, the firm was named America's "most promising I.T. company" by the Wall Street Journal and the nation's "most innovative company" by BusinessWeek.

From 1985-2000, Bradford served as Senior Vice President and General Counsel of Novell, Inc. (NASDAQ: NOVL), where he helped lead the networking start-up through a series of acquisitions, public offerings and business development activities. While there, he twice served as Chairman of the Board of the Business Software Alliance, the world's leading trade association for the I.T Industry.

Mr. Bradford is the recipient of numerous honors and distinctions, including Emeritus Alumni of the Year at Brigham Young University and membership in the Utah Business Hall of Fame. He has served on the boards of such companies as Omniture (sold to Adobe; NASDAQ: ADBE) and Pervasive Software (NASDAQ: PVSW). He is also the author of the 2014 best-seller "Up Your Game: 6 Timeless Principles for Networking Your Way to the Top."

Mr. Bradford has a Law Degree from Brigham Young University, a Masters in Business Administration from Pepperdine University and a B.A. in Political Science from Brigham Young University. He regularly competes in the USGA Senior Amateur golf championship and has four children and seventeen grandchildren with his wife of 45 years, Dr. Linda Bradford.